# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Blue Group Holding AG, CIK 0001799983
CUSIP: H33700107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: ZURICHSTRASSE 38, 8306 BRUTTISELLEN, BRUTTISELLEN, Switzerland (V8), 8306
Date of event which requires filing of this statement: 02/16/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001293451
Persons authorized to receive notices and communications: Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong (K3), 00000, 852 3148 5100

## Reporting persons
- Tencent Holdings Limited (CIK 0001293451): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 18,181,818; shared voting power 0; sole dispositive power 18,181,818; shared dispositive power 0; aggregate amount beneficially owned 18,181,818 (9.1% of the class)
- Tencent Mobility Limited (CIK 0001970157): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 18,181,818; shared voting power 0; sole dispositive power 18,181,818; shared dispositive power 0; aggregate amount beneficially owned 18,181,818 (9.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Global Blue Group Holding AG
Address of issuer's principal executive offices: ZURICHSTRASSE 38, 8306 BRUTTISELLEN, BRUTTISELLEN, Switzerland (V8), 8306

## Item 2. Identity and Background
Name of person filing:
Tencent Holdings Limited, a Cayman Islands company ("Tencent Holdings").

Tencent Mobility Limited, a company limited by shares incorporated in Hong Kong and a direct wholly-owned subsidiary of Tencent Holdings ("Tencent Mobility" and together with Tencent Holdings, the "Reporting Persons").

Tencent Holdings is an integrated Internet services company providing services including value-added services, online advertising and FinTech and business services. It has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Tencent Mobility is a wholly owned subsidiary of Tencent Holdings and is principally engaged in the business of holding securities in portfolio companies in which Tencent Holdings invests.

Attached to this Statement as Schedule I, and incorporated by reference in this Item 2, is information concerning each of the executive officers and directors of Tencent Holdings and Tencent Mobility (collectively, the "Related Persons"), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.
Residence or business address:
c/o Tencent Holdings Limited
29/F., Three Pacific Place
No. 1 Queen's Road East
Wanchai Hong Kong
Present principal occupation or employment: See (a)
Criminal convictions in the last five years: During the five years preceding the date of this filing, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Related Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the five years preceding the date of this filing, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Related Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See (a)

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

The Ordinary Shares being reported on this Schedule 13D were previously reported on the Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on December 1, 2023. This filing is not being made as a result of any particular acquisition or disposition of Ordinary Shares by the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 16, 2025, the Issuer entered into a Transaction Agreement (the "Transaction Agreement") by and between the Issuer and Shift4 Payments, Inc. ("Shift4"). Pursuant to the Transaction Agreement, Shift4 will cause a newly formed subsidiary of Shift4 ("Merger Sub") to commence a tender offer (the "Offer") to purchase all of the issued and outstanding shares in the Issuer and following the settlement of the Offer the Issuer will merge with and into Merger Sub, with Merger Sub surviving the merger (the "Merger" and, collectively with the other transactions contemplated by the Transaction Agreement, the "Transactions"). A copy of the Transaction Agreement is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Shift4 on February 18, 2025.

On the same date and in connection with the Issuer's entry into the Transaction Agreement, Tencent Mobility entered into a Tender and Support Agreement (the "Tender and Support Agreement") with Shift4. For the remainder of Item 4, any capitalized term used but not defined herein shall have the meaning ascribed to it in the Tender and Support Agreement. Under the Tender and Support Agreement, and subject to the terms and conditions thereof, Tencent Mobility has agreed to, among other things, to tender its shares held in the Issuer ("Global Blue Shares") in the Offer and vote its Global Blue Shares at any meeting of the shareholders of the Issuer (i) for, among other things, the approval and adoption of the Board Modification and any other proposal required for the consummation of the transactions contemplated by the Transaction Agreement, (ii) against any proposal or motion that would reasonably be expected to (A) directly result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer contained in the Transaction Agreement, or (B) result in any conditions to the Offer set forth in Annex C of the Transaction Agreement not being satisfied prior to 5:00 p.m., New York City time on September 30, 2025 (or February 16, 2026 if such end date is extended pursuant to the Transaction Agreement), (iii) against any change in the board of directors of the Issuer (the "Global Blue Board") (other than the Board Modification or in the event of a director's death or resignation, to fill the vacancy created thereby) and (iv) against any Company Takeover Proposal and against any other action, agreement or transaction involving the Issuer that would reasonably be expected to materially impede, materially delay or prevent the consummation of the Offer.

Tencent Mobility has agreed to certain other terms and conditions, including not to transfer, directly or indirectly, its Global Blue Shares and not to, directly or indirectly, solicit, initiate, propose, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to a Company Takeover Proposal, or take certain other restricted actions in connection therewith.

Tencent Mobility's obligations under the Tender and Support Agreement terminate as follows:

(i)(A) immediately if prior to the date that is the later of (1) March 4, 2025 and (2) the fifth business day immediately following Shift4's receipt of a final notice of a change of recommendation by the Global Blue Board or a final notice of a Company Superior Proposal (as defined in the Transaction Agreement) with respect to a Company Takeover Proposal (as defined in the Transaction Agreement), in each case, with respect to which the Issuer has delivered to Shift4 either a Notice of Company Recommendation Change (as defined in the Transaction Agreement) or a Notice of Superior Proposal (as defined in the Transaction Agreement), prior to 11:59 p.m. New York City time on March 4, 2025, and subject to Shift4's match and notice rights under the Transaction Agreement (the "Applicable Period"), either (x) upon written notice by Tencent Mobility to Shift4, if there has been a change of recommendation of the Global Blue Board or (y) upon termination of the Transaction Agreement by Shift4 following a change of recommendation by the Global Blue Board or a termination by the Issuer in order to enter into a Company Superior Proposal substantially concurrently with the termination of the Transaction Agreement, and (B) from and after the expiration of the Applicable Period, on the date that is (1) three months following the termination of the Transaction Agreement, if the Transaction Agreement is terminated in accordance by Shift4 following a change of recommendation by the Global Blue Board or (2) five months following the termination of the Transaction Agreement, if the Transaction Agreement is terminated as a result of a material uncured breach by the Issuer that results from a willful breach by the Issuer or by the Issuer in order to enter into a Company Superior Proposal substantially concurrently with the termination of the Transaction Agreement,

(ii) immediately upon termination of the Transaction Agreement in any circumstance, other than those discussed above,

(iii) immediately as of and following the Acceptance Time (as defined in the Transaction Agreement), or

(iv) immediately, upon written notice by Tencent Mobility to Shift4, if there has been any modification, waiver or amendment to any provision of the Transaction Agreement that reduces or changes the form of Offer Consideration (as defined in the Transaction Agreement) to be paid in respect of the Global Blue Shares (in each case, without Tencent Mobility's prior written consent).

On February 16, 2025, Huang River Investment Limited, an affiliate of Tencent Mobility ("Huang River"), entered into a Subscription Agreement with Shift4, pursuant to which Huang River agreed to subscribe for and purchase shares from Shift4 with cash consideration representing a portion of the proceeds that Tencent Mobility will receive from the Offer.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons with respect to Rows 11 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Ordinary Shares are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of Ordinary Shares as to which such Reporting Persons have sole or shared power to vote, or to direct the vote, and sole or shared power to dispose of, or to direct the disposition, are incorporated herein by reference.

Tencent Holdings is the parent company of Tencent Mobility. Tencent Holdings may be deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 18,181,818 Ordinary Shares held of record by Tencent Mobility, which represent 9.1% of the total issued and outstanding Ordinary Shares. The calculation described herein is based on 199,366,170 Ordinary Shares outstanding as of February 12, 2025 (excluding Ordinary Shares held in treasury), as set forth in the Transaction Agreement.

James Gordon Mitchell, an executive officer of Tencent Holdings, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 18,385 Ordinary Shares held by his spouse. Except as set forth above, to the best knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a)
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Related Persons has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference in its entirety in this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement dated as of February 24, 2025 by and among the Reporting Persons.

99.2 Tender and Support Agreement (incorporated herein by reference from Exhibit 10.5 to the Current Report on Form 8-K filed by Shift4 on February 18, 2025).

## Signatures
- Tencent Holdings Limited: /s/ Ma Huateng, Ma Huateng/Authorized Signatory (02/24/2025)
- Tencent Mobility Limited: /s/ Ma Huateng, Ma Huateng/Authorized Signatory (02/24/2025)